

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

Edward Woodward
Executive Vice Chairmen
Manchester United plc
Sir Matt Busby Way, Old Trafford
Manchester, England, M16 0RA

>   **Re: Manchester United plc**
>   **Form 20-F for Fiscal Year Ended June 30, 2014**
>   **Filed on October 27, 2014**
>   **Form 6-K Filed on November 21, 2014**
>   **File No. 001-35627**

Dear Mr. Woodward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amend your filing in response to comment one and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2014

Exhibit 13.2

1.   Please amend your filing to file a new certification that refers to the correct fiscal year ended June 30, 2014.

Form 6-K filed on November 21, 2014

Out of period adjustments, page 17

2.	We note your statement that "the interim consolidated financial statements for the three months ended 30 September 2014 include an out of period adjustment which is not considered material to the prior or current year annual financial statements. The adjustment results in a credit of £1.9 million to the income statement related to broadcasting revenue that is in respect of the prior year". However, as your profit for the period is £23.9 million, it appears that this adjustment may be material. Accordingly, please tell us in further detail the nature of this out of period adjustment and how you evaluated paragraphs 5, 41 to 49 of IAS 8 in determining its materiality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief